Mail Stop 3561

September 15, 2009

Jeffry E. Sterba, Chief Executive Officer
PNM Resources, Inc.
Alvarado Square
Albuquerque, New Mexico 87158

> **Re: PNM Resources, Inc.**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 6, 2009**
> **Form 8-K**
> **Filed May 19, 2009**
> **File No. 1-32462**
>
> **Public Service Company of New Mexico**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 6, 2009**
> **Form 8-K**
> **Filed May 19, 2009**
> **File No. 1-06986**
>
> **Texas-New Mexico Power Company**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 6, 2009**
> **File No. 2-97230**

Dear Mr. Sterba:

We have reviewed of your filings and have the following comments. Where
indicated, we think you should revise your annual report on Form 10-K for the year

ended December 31, 2009 and your quarterly report on Form 10-Q for the period ended March 31, 2009 with, at minimum, revised Exhibit 31.5 and Exhibit 31.6 certifications as discussed below. You should comply with the comments regarding your other documents in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition…, page A-31

1. Please expand your Business and Strategy subsection that begins on page A-31 to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, please address the following:

   - In the third paragraph of your Overview subsection beginning on page A-31, you discuss your initiative to separate PNMR's merchant operations from PNM Electric in several steps. Also, in this paragraph, you mention the existing NMPRC regulatory separation order by which you are required to separate your Luna and Lordsburg assets from PNM Electric by January 1, 2010. Although discussed elsewhere in your document, in this subsection, please briefly describe in greater detail the separation order to which you refer and explain more thoroughly the several steps your are taking to separate the PNMR merchant operations from PNM Electric and your plans for completing this initiative in the future.

   - In the third-to-last paragraph on page A-32, you state that, during 2008, the Texas market in which First Choice operates experienced "extreme price volatility and transmission congestion." Please discuss the cause or causes of these conditions and whether you believe the conditions will continue to impact you in future periods.

- On page A-33, please discuss how PNMR "intends to capitalize on the growth opportunities through its participation and ownership in Optim Energy," and please describe in greater detail your business improvement plan, including the "series of initiatives" you implemented in 2007 and 2008 and those you plan to implement in the future to "streamline internal processes and reduce operating costs."

- We note your statement in the second-to-last paragraph on page A-44 in which you state that the management of First Choice "is currently addressing the bad debt situation by undertaking several initiatives in 2009 to reduce bad debt expense." Please describe the initiatives you are undertaking to address and reduce this bad debt.

Contingent Provisions of Certain Obligations, page A-54

2. As of the most recent applicable date, please show us the calculation of your required debt-to-capital ratios for PNMR, PNM, and TNMP for purposes of the facilities. Please provide a stress test on the ratio in the event 25%, 66%, and 100% of your intangible assets, goodwill, and other intangible assets were impaired and the resultant effect on the ratios. We may have further comment.

Note (5) Stockholders' Equity, page B-47

Preferred Stock, page B-47

3. Please explain to us in detail your basis in GAAP for treating legally issued and outstanding preferred stock as if it is outstanding common stock. In this regard, we are not convinced that it is accepted practice to include the number of common shares into which the preferred stock is convertible in the denominator of your basic earnings per share calculation and to not subtract the related dividend requirements in the numerator of EPS. While we understand the rights of the preferred stock are very similar to the common stock into which it is convertible, the shares are in the legal form of preferred stock. In this regard, please cite the accepted practice or promulgated GAAP that allows you to treat one form of equity as if it was converted for all periods. Please also explain to us whether the preferred stock has any preferences as to dividends. In this regard, it appears the only preference preferred stock has over common stock is a liquidation preference. Please be detailed in your response.

Jeffry E. Sterba
PNM Resources, Inc.
September 15, 2009
Page 4

Note (10) Earnings Per Share, page B-64

4. For purposes of calculating diluted earnings per share, it appears you applied the
    treasury stock method with respect to the purchase contracts in your equity-linked
    units. Further, we note per your disclosure on page B-50 that as a result of the failed
    remarketing in November 2008, the equity-linked unit holder tendered its senior
    unsecured notes to you to satisfy its obligation under the purchase contracts. As such,
    it appears it was more advantageous to the holder to tender the debt than to tender
    cash. Since paragraphs 50 and 51 of SFAS 128 suggest that you should assume the
    debt will be tendered if it is considered more advantageous to the holder, please
    explain to us why you did not apply the if-converted method with respect to your
    equity-linked units in the periods prior to the failed remarketing and conversion of
    debt to equity. Please ensure your response explains what consideration was given to
    the possibility of a failed remarketing and the resultant effect on a holder's behavior
    given the liquidity crisis that began in the summer of 2007.

Note (25) Goodwill and Other Intangible Assets; Impairments, page B-113

5. We note you recorded a $135 million goodwill impairment charge in connection with
    your April 1, 2008 annual goodwill impairment test. Further, we note that you
    performed an additional impairment test for First Choice as of December 31, 2008,
    resulting in an additional goodwill impairment charge of $39.4 million. Since it
    appears the market capitalization of your common stock continued to decline during
    fiscal 2008 and was significantly below book value at December 31, 2008, please
    explain to us why you did not perform an additional goodwill impairment test for
    PNM and TNMP Electric at December 31, 2008. Refer to paragraph 28 of SFAS
    142. In this regard, please provide us with a reconciliation of the fair value
    determination to the market capitalization at April 1, 2008. Please justify any implied
    control premiums. Please also provide us with the market capitalization at December
    31, 2008. To the extent the market capitalization at that date decreased from April 1,
    2008 by more than the impairment charges on First Choice, please explain the
    difference. Finally, please provide us a summary of your most recent annual
    goodwill impairment test on April 1, 2009. Ensure you provide all relevant
    assumptions in determining the fair value of each reporting unit. Please also quantify
    each reporting unit's carrying value and calculated fair value and provide a sensitivity
    analysis that shows how this fair value would fluctuate based on hypothetical changes
    in any one of your major assumptions. If the first step of the test identified a potential
    impairment, thus requiring you to perform the second step of the test, please provide
    us the details of your determination of the implied fair value of goodwill. We may
    have further comment.

Schedule I – Statements of Cash Flows, page B-120

6. Please explain to us why cash dividends from subsidiaries are classified in cash flows from investing activities rather than cash flows from operating activities. Refer to paragraph 22.b of SFAS 95.

Item 9A. Controls and Procedures, page C-1

7. Currently, you have provided only part of the definition of disclosure controls and procedures with respect to the conclusions of the registrants' management that the disclosure controls and procedures are effective in ensuring that you collect the information you are required to disclose in the reports you file with us, and to process, summarize, and disclose this information within the time periods we specify. Please state, if true, that management of each registrant concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in our rules and forms, and to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rules 13a-15(e) or 15d-15(e).

8. Please tell us the meaning of the last paragraph in your Controls and Procedures section stating that each registrant "has selected Cognizant to provide outsourced application maintenance and support services for selected applications related to customer service, complex billing, electronic data interchange, and ancillary applications." Also, please confirm, if true, that this disclosure is in no way intended to limit managements' evaluations and conclusions regarding the effectiveness of each registrant's disclosure controls and procedures.

Item 15. Exhibits, Financial Statement Schedules, page D-1

9. We note that you have incorporated by reference into your annual report, as Exhibit 10.1, the Amended and Restated Credit Agreement dated August 15, 2005 filed as Exhibit 10.1 to your current report on Form 8-K filed on August 19, 2005. We note also that you have incorporated by reference into your annual report, as Exhibit 10.12, the Credit Agreement dated August 17, 2005 filed as Exhibit 10.3 to your current report on Form 8-K filed on August 19, 2005. In the Table of Contents to those agreements, it appears that the agreements contain certain schedules and exhibits that you did not file with the agreements or elsewhere. Please file one or more amended current reports on Form 8-K that include the schedules and exhibits to the agreements or tell us why it is not appropriate for you to do so.

Exhibits 31.5 and 31.6

10. We note that the certifications regarding Texas-New Mexico Power Company do not include part of the introduction of paragraph 4, regarding the internal control over financial reporting and the reference to Exchange Act Rules 13a-15(f) and 15d-15(f), and do not include paragraph 4.b, regarding the design of the internal control over financial reporting. Similarly, we note that you have not included this information in the certifications of Texas-New Mexico Power Company that were filed as Exhibits 31.5 and 31.6 to your quarterly report on Form 10-Q for the period ended March 31, 2009. Please file amendments to these annual and quarterly reports to include complete certifications.

Form 10-Q for the Period Ended March 31, 2009

Item 4. Controls and Procedures, page 89

11. We note your disclosure regarding PNMR and PNM that "[o]therwise, there have been no changes" in those registrants' internal control over financial reporting that occurred during the period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect the registrants' internal control over financial reporting. Please state, if true, that there were, in fact, changes in the registrants' internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Preliminary Proxy Statement on Schedule 14A

Related Person Transactions, page 18

12. Please disclose whether the terms of the transactions and agreements with related persons were comparable to terms you could have obtained from unaffiliated third parties. If not, please discuss how the terms of the transactions and agreements would have differed if they had been entered into with unaffiliated third parties.

Compensation Discussion and Analysis, page 31

Administration of Our Executive Compensation Program, page 32

13. Please clarify whether your chief executive officer met with representatives of PRM Consulting Group regarding his compensation or the compensation of other named executive officers and identify the members of management with whom PRM Consulting works, if any. Also, please describe in greater detail the nature and scope of PRM Consulting's assignment and the material elements of the instructions or

directions given to this consultant regarding the performance of its duties. Refer to Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Resources Used by Compensation Committee in Determining Executive…, page 33

Benchmarking, page 33

14. In this subsection, you state that you utilize benchmarking data from certain peer groups, including a peer group consisting of 23 companies that you name and the utility companies included in the S&P Midcap 400 Index. Please elaborate upon and provide greater detail regarding the benchmarking data from these companies that you consider in your compensation program and, if applicable, identify their components. Refer to Item 402(b)(2)(xiv) of Regulation S-K and the Division of Corporation Finance's Compliance and Disclosure Interpretation 118.05 under Regulation S-K (July 3, 2008).

Analysis of Elements of Compensation, page 35

15. You state that the compensation committee does not apply a rigid formula to any of the named executive officers with respect to the apportionment of various elements of compensation. Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. Refer to Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Base Salary, page 35

16. You state that your executives' base salaries are "initially set to approximate the 50th percentile, or median, of base salaries for comparable executives in the Peer Group and in the published compensation surveys," but that you make "adjustments" to the base salaries "in connection with the performance evaluation process," which identifies "annual goals for each NEO to achieve." Therefore, it is unclear whether each executive's base salary is established or changed by obtaining certain objective financial results or whether each executive's salary determination is completely subjective. If certain financial results are quantified to establish or change base salaries, please specify these results. Refer to Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

17. Further, regardless of whether certain financial results are quantified, please clarify the manner in which you use the metrics you discuss in this subsection, including

annual goals, leadership competencies, and effectiveness, in determining your named executive officers' base salaries.

Short-Term Annual Cash Incentive Awards; 2008 and 2009 Officer Incentive…, page 36

18. You state that the 2008 Officer Incentive Plan was designed to provide award opportunities based on individual and business unit goals, which were individually tailored to your executives and included quantitative and qualitative measures. Also, you state that to be eligible for an award under the 2008 Officer Incentive Plan, each executive must have achieved the threshold level, but could receive higher awards if the executive achieved a "stretch opportunity" goal or an "optimal opportunity" goal. Further, you state that your compensation committee determined that the individual and business unit goals for each executive were met. We note that you have provided the 2008 individual performance goals for each executive on page 37 and the weight you gave each of the goals in determining whether the executives achieved their threshold, stretch, or optimal goals, and you have provided the amount that each executive received under the 2008 Officer Incentive Plan in your Summary Compensation Table. Please disclose how you determined each executive's individual goals, the weight you attached to each goal, and how you ultimately measured the achievement of those goals such that you believed it appropriate to grant each executive the amount you disclose in the Summary Compensation Table.

For example, you state that Jeffry Sterba's annual incentive was determined based on his "level of achievement of Board goals, including progress towards earning allowed cost of capital in the regulated business (30% weight), execution of plans to facilitate long-term growth (20% weight), development of necessary human resources for corporate success (20% weight), and Chairman and CEO leadership (30% weight)." Please discuss how and why you determined that these goals would be indicative of Mr. Sterba's 2008 performance when you set these goals, why you decided that the weight you assigned to each goal was appropriate in measuring overall performance, how you determined whether Mr. Sterba achieved each goal, and how you determined whether Mr. Sterba achieved each goal at the threshold, stretch, or optimal level such that he earned the $812,852 amount disclosed in the Summary Compensation Table.

Also, please disclose whether the determination on achieving any of these goals was based on objective criteria or whether it was based solely on the compensation committee's discretion. Refer to Item 402 (b)(2)(v) of Regulation S-K. If the achievement of any goal is quantified, please disclose targets necessary to be awarded any performance-based incentives.

Form 8-K

Exhibit 99.1

Consolidated Balance Sheets, page B-11

19. Please explain to us why "cumulative preferred stock of subsidiary" is not classified in permanent equity subsequent to the adoption of SFAS 160. Please explain, in detail, any terms that may place redemption outside of the control of the company. Refer to EITF D-98. Additionally, please note that even if preferred stock of a subsidiary is classified separately from permanent equity on the balance sheet, it is considered equity for purposes of SFAS 160 and its disclosure requirements. In this regard, please explain to us why you omitted the disclosures required by paragraph 38.c of ARB 51, as amended by SFAS 160, with respect to this preferred stock.

*   *   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Patrick T. Ortiz, Esq.
PNM Resources, Inc.
Via Facsimile